Nasdaq Regulation



Eun Ah Choi
Senior Vice President
Global Head of Regulatory Operations

February 25, 2026

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on February 19, 2026, The Nasdaq Stock Market (the "Exchange") received from SSGA Active Trust (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

State Street® My2027 High Yield Corporate Bond ETF

State Street® My2028 High Yield Corporate Bond ETF

State Street® My2029 High Yield Corporate Bond ETF

State Street® My2030 High Yield Corporate Bond ETF

State Street® My2031 High Yield Corporate Bond ETF

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness under the Form 8-A 12(b), and we hereby join in such request.

Sincerely,

Eun Ah Choi